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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For The Month of November, 2002

                         Commission File Number 0-27298

                        BE SEMICONDUCTOR INDUSTRIES N.V.
                 (Translation of Registrant's Name Into English)


                                  Marconilaan 4
                                 5151 DR Drunen
                                 The Netherlands
                    (Address of Principle Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / / No /X/


           (IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
            REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):82-_______.)
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      BE Semiconductor Industries N.V. (the "Company") is filing a quarterly report containing interim unaudited financial information that would be required to provided by the Company if it were required to file quarterly reports on Form 10-Q with the United States Securities and Exchange Commission and certain other information. A copy of such quarterly report is attached hereto as Exhibit 99.1.

Exhibits

99.1    Quarterly Report


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      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BE SEMICONDUCTOR INDUSTRIES N.V.


                                    By:/s/ Richard W. Blickman
                                       ---------------------------------------
                                       Name:  Richard W.  Blickman
                                       Title: President and Chief Executive
                                              Officer
                                       Date:  November 15, 2002


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